August 22, 2024

Haimei Wu
Chief Executive Officer
Baird Medical Investment Holdings Limited
Room 202, 2/F, Baide Building, Building 11, No.15
Rongtong Street, Yuexiu District, Guangzhou, People's Republic of China

       Re: Baird Medical Investment Holdings Limited
           Amendment No. 6 to Registration Statement on Form F-4
           Filed August 12, 2024
           File No. 333-274114
Dear Haimei Wu:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 1, 2024 letter.

Amendment No. 6 to Form F-4 filed August 12, 2024
Material U.S. Federal Income Tax Considerations, page 236

1.     We continue to note your disclosure that    [t]he surrender by a U.S.
holder of the shares of
       Common Stock in exchange for the PubCo Ordinary Shares pursuant to the Merger, when taken together with the Share Contribution and PIPE Investment, is expected to qualify as a non-recognition transaction pursuant to Section 351(a) of the Code. Please revise to clearly state the material tax consequences of the Merger and make clear whether the parties expect the Merger to be tax-free to U.S. holders. Please also amend your disclosure to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the Second Merger. See Item 4(a)(6) of Form F-4.
Exhibits

2. We note your statement at the top of the first page of Exhibit 99.10 stating that certain
 August 22, 2024
Page 2

       information has been redacted because it is both not material and the type of information that the company treats as private or confidential. Please revise your
Exhibit index to
       disclose that certain of such exhibit has been omitted pursuant to Item 601 of Regulation
       S-K.
General

3. Your disclosures currently take into account a PIPE Investment. Please revise the disclosure to discuss the key terms of any PIPE Investment. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to ExcelFin, the Sponsor, Baird Medical and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.
       Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Jane Park at 202-551-7439 or Lauren Nguyen at 202-551-3642 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Stephen Leitzell, Esq.